中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Announcement of the Resolutions Passed at the Second Extraordinary General Meeting for the Year 2008

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

IMPORTANT NOTICE

At the second extraordinary general meeting for the Year 2008 of the Company (the "EGM"), no resolution was amended or vetoed.

I. CONVENING OF THE EGM

The EGM was held at 9:30 a.m. on 29 December 2008 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Li Wen Xin, the deputy Chairman of the Board.

II. ATTENDANCE OF THE EGM

Four shareholders or authorized proxies holding an aggregate of 3,676,820,394 shares carrying voting rights, which represented 56.04% of the total share capital of the Company, were present at the EGM, which was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of Articles of Association of the Company.

III. CONSIDERATION AND VOTING OF RESOLUTIONS

The following resolutions were passed at the EGM:

1. **To consider and approve the amendments to the Articles of Association of the Company.**

   This resolution is a special resolution. Votes in favor of the resolution: 3,676,043,994 shares, representing 99.9789% of the voting rights which shareholders or authorized proxies carried in the EGM; votes against the resolution: 407,300 shares, representing 0.0111% of the voting rights which shareholders or authorized proxies carried in the EGM; Abstained votes: 369,100 shares, representing 0.01% of the voting rights which shareholders or authorized proxies carried in the EGM.

2. **To consider and approve the amendments to the Procedural Rules of the Shareholders' General Meeting of the Company.**

This resolution is a special resolution. Votes in favor of the resolution: 3,676,072,394 shares, representing 99.9797% of the voting rights which shareholders or authorized proxies carried in the EGM; votes against the resolution: 375,150 shares, representing 0.0102% of the voting rights which shareholders or authorized proxies carried in the EGM; abstained votes: 372,850 shares, representing 0.0101% of the voting rights which shareholders or authorized proxies carried in the EGM.

3. **To consider and approve the amendments to the Procedural Rules of the Board Meeting of the Company.**

This resolution is a special resolution. Votes in favor of the resolution: 3,676,128,644 shares, representing 99.9812% of the voting rights which shareholders or authorized proxies carried in the EGM; votes against the resolution: 315,150 shares, representing 0.0086% of the voting rights which shareholders or authorized proxies carried in the EGM; abstained votes: 376,600 shares, representing 0.0102% of the voting rights which shareholders or authorized proxies carried in the EGM.

4. **To consider and approve the appointment of Mr. Liu Bao Heng as a director of the Fifth Session of the Board.**

Votes in favor of the resolution: 3,676,315,344 shares, representing 99.9863% of the voting rights which shareholders or authorized proxies carried in the EGM; votes against the resolution: 383,550 shares, representing 0.0104% of the voting rights which shareholders or authorized proxies carried in the EGM; abstained votes: 121,500 shares, representing 0.0033% of the voting rights which shareholders or authorized proxies carried in the EGM.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the EGM.

IV. NOTARIAL ACT(S) OR ATTESTATION BY LAWYER(S)

Zhang Zhen Ya and Wu Xiao Qing, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Opinion on the Regulation of the Shareholders' Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

Note: The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
29 December 2008

As at the date of this announcement, the Directors of the Company include Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.